K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

August 23, 2023

VIA EDGAR

Mr. David Mathews, Esq.
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust
File Nos. 333-180879 and 811-22704

Dear Mr. Mathews:

On behalf of our client, Cambria ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received telephonically on August 15, 2023, related to Post-Effective Amendment No. 211 to the Trust’s registration statement on Form N-1A (Amendment No. 213 to the Trust’s registration statement under the Investment Company Act of 1940) (the “Amendment”). The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 28, 2023, for the purpose of (i) revising the principal investment strategy and making related disclosure changes to the Cambria Cannabis ETF, an existing series of the Trust (the “Fund”), (ii) adding Toroso Investments, LLC as sub-adviser to each series of the Trust, and (iii) adding disclosure regarding the Trust’s application for “manager of managers” exemptive relief. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Mr. David Mathews, Esq.

August 23, 2023

Prospectus

1.	Comment: Please revise the disclosure in the Fund’s principal investment strategy to clarify whether the 50% revenue test referenced in the first sentence applies to all Cannabis Companies, as defined later in that paragraph. For example, does the definition of Cannabis Companies include only companies that derive 50% of their revenue from marijuana and/or hemp?

Response: The Registrant has revised the Fund’s principal investment strategy to reflect that, when identifying Cannabis Companies, the Fund will continue to apply the current 50% test that relates to either the “revenue or profits [of a company] from the legal sale, cultivation, production, or provision of cannabis-related products, services, or research.” As a result, the first sentence of the Fund’s principal investment strategy has been revised (as noted in response to Comment 2), and the following sentence has been added to the Fund’s principal investment strategy:

To be identified as a Cannabis Company, Cambria Investment Management, L.P., the Fund’s investment adviser (“Cambria”), must determine that a company derives a significant portion (i.e., at least 50%) of its revenue or profits from the legal sale, cultivation, production, or provision of cannabis-related products, services, or research.

2.	Comment: Please clarify in the disclosure of the Fund’s principal investment strategy what “other instruments might have economic characteristics similar to” securities of “companies that derive 50% of their revenue from the marijuana and hemp business.” Please explain in what way such other instruments would not necessarily be related to, but share similar economics with, Cannabis Companies.

Response: As noted in response to Comment 1, the Registrant has revised the Fund’s 50% revenue test. As a result, the Fund’s principal investment strategy no longer refers to “other instruments that have economic characteristics similar to such securities.” In addition, the first sentence of the Fund’s principal investment strategy has been deleted in its entirety and replaced with the following sentence:

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing, under normal market conditions, primarily in (1) Cannabis Companies (defined below), and (2) total return swaps intended to provide exposure to Cannabis Companies.

Mr. David Mathews, Esq.

August 23, 2023

3.	Comment: The Staff notes that the Item 9 risk table does not reflect that Derivatives Risk is applicable to the Fund. In addition, the Staff notes that the Item 9 risk table is missing updated information regarding the Funds’ sector risks and geographic exposure risks. Please update the table accordingly.

Response: The Registrant has determined that the table preceding the description of principal risks in the Item 9 section of the Prospectus is not useful to Fund shareholders. Further, given that the table is not required by Form N-1A, the Registrant has removed the table. The Item 9 section of the Prospectus will continue to provide additional information about each of the Funds’ principal risks set forth under “Principal Risks” in the Fund Summary for each Fund. The Registrant confirms that the appropriate derivatives risk, sector risk and geographic risk disclosure have been added to the section titled “Additional Information About the Funds’ Risk” in the Item 9 section of the Prospectus.

Statement of Additional Information (“SAI”)

4.	Comment: The Staff notes that the description of the Fund’s strategy provided under “Cannabis-Related Securities” in the “Investment Objectives, Investment Strategies and Risks” section of the SAI is materially different than the description of the Fund’s principal investment strategies, as described in the Prospectus. Please revise the Prospectus and SAI, as needed, to provide consistent disclosure in both documents.

Response: The Registrant has made the requested change. As noted in response to Comments 1 and 2, the Registrant has revised disclosure in the Fund’s principal investment strategy, and these revisions are consistent with the updated description of the Fund’s strategy provided under “Cannabis-Related Securities” in the “Investment Objectives, Investment Strategies and Risks” section of the SAI. The Registrant has also revised the relevant SAI disclosure to reflect the Fund’s ability to use total return swaps intended to provide exposure to Cannabis Companies.

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070 or John McGuire at (202) 373-6799.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	W. John McGuire, Esq.